BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	BP p.l.c. 1 St James’s Square London SW1Y 4PD United Kingdom Switchboard: +44 (0)20 7496 4000 Central Fax: +44 (0)20 7496 4630 Telex: 888811 BPLDN X G

19 September 2013

By Hand

Mr. H. Roger Schwall,
Assistant Director, Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-7010

Re:	BP p.l.c. Form 20-F for the Fiscal Year Ended 31 December 2012 Filed 6 March 2013 File No. 001-06262

Dear Mr. Schwall:

I refer to your letter dated 22 August 2013 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F of BP p.l.c. (“BP”) for the fiscal year ended 31 December 2012 (the “2012 Form 20-F”) (File No. 001-06262).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters in response to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of BP is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of BP and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in italicized text, and have provided our responses immediately following each comment.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-2-

Form 20-F for Fiscal Year Ended December 31, 2012

Further Note on Certain Activities, page 45

1.
We note your disclosure about activities in Iran, Syria, Sudan and Cuba, countries designated by the U.S. Department of State as state sponsors of terrorism and subject to U.S. economic sanctions and export controls. Please describe to us any additional information regarding the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your letter to us dated August 12, 2010, whether through subsidiaries, joint venture partners, clients, affiliates, or other direct or indirect arrangements. Your response should describe any services, products, equipment, components or technology you have provided to Syria, Sudan or Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Response:
Since our letter dated 12 August 2010, we have continued to update our disclosure regarding activities in sanctioned countries in our annual reports filed on Form 20-F. We refer the Staff to the most recent disclosure under the heading “Further note on certain activities” in the 2012 Form 20-F.

As disclosed in the 2012 Form 20-F, BP or its non-U.S. subsidiaries conduct limited business activities in, or with companies from, Syria, Cuba and Sudan. As described in our response to Comment 2 below, we do not consider that these activities are material to the BP group.

Cuba

Castrol BV, a BP-owned non-US subsidiary, owns a 50% interest in a joint venture (the “Cuba JV”) in Cuba which manufactures lubricants for sale in the local Cuban market. Sales by the Cuba JV were $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013.  BP purchased from the Cuba JV lubricants from Cuba amounting to $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 for sale outside Cuba. In 2013 in the six months ended 30 June, purchases from the Cuba JV by BP totaled $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Neither BP nor Castrol BV has provided any technology or equipment to the Cuba JV from 2007 to the present. BP also sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of lubricants to the Cuba JV in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-3-

BP has also registered certain of its patents and trademarks in Cuba and paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013 for IP registration services. No such registration payments were made in 2011.

The Cuba JV paid tax in Cuba in an amount of approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013.

Sudan

In 2010, BP sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in aviation fuel to Sudanese entities (primarily Sudan Airways) in Sharjah and Dubai. BP’s supply contract with Sudan Airways terminated on 18 December 2010.

BP has equity interests in, and other contractual and non-contractual relationships with, aviation fuel sellers, resellers, and fuel delivery services around the world. From time to time, such seller, reseller or fuel delivery services company may sell or deliver fuel to airlines from sanctioned countries or flights to sanctioned countries without BP’s prior knowledge or consent.

Sales to such resellers that were subsequently used to fuel Sudan-registered aircraft or aircraft owned or operated by Sudanese entities amounted to $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-4-

In 2011, BP sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of lubricants to a European auto manufacturer, which BP later learned were shipped to Sudan. There have been no further such shipments of lubricants to Sudan.

BP has also registered certain of its patents and trademarks in Sudan and paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 for IP registration services. No such registration payments were made through 30 June 2013.

No other technologies, equipment, services or products have been provided to Sudan. No other payments have been made to the government of Sudan. BP has no facilities in Sudan.

Syria

BP had sales of approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 of aviation fuel to Syrian Air (formerly Syrian Arab Airlines). The sales to Syrian Air were made in six locations in Europe pursuant to a contract with the Arab Air Carrier’s Organization, in which Syrian Air participates.  Following the imposition in 2011 of further US and EU sanctions, BP ceased sales to Syrian Air. Additionally, in 2011, BP sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of aviation fuel to a non-sanctioned counterparty, which was subsequently sold to Syrian Air. Additionally, BP made sales of aviation fuel at various locations outside of Syria to six UAE-incorporated resellers that were owned wholly or partly by Syrian nationals [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. BP has been advised that sales to these resellers do not violate US or EU sanctions. Sales to these resellers totalled $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in the six months ended 30 June 2013. BP does not knowingly accept fuel requests for Syrian-registered aircraft or aircraft belonging to Syrian airlines.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-4-

BP had sales of gasoil, gasoline and lubricants to Syria of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011. Under the terms of lubricant distributor supply agreements, BP extended trade loans of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]. Following the imposition in 2011 of further US and EU sanctions against Syria, no further such trade loans were made to Syrian distributors. Additionally in 2011, BP sold $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of lubricants to a European auto manufacturer, which BP later learned were shipped to Syria. There have been no further such shipments of lubricants to Syria. Following the imposition in 2011 of further US and EU sanctions against Syria, BP terminated all sales of petroleum products into Syria.

BP purchased approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 of crude oil from Syria or Syrian crude from third parties for use by non-BP operated refineries, including any related shipping costs. BP paid port costs of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011, and in 2011, BP paid fees of $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] for legal services. Following the imposition in 2011 of further US and EU sanctions against Syria, BP terminated all purchases of crude oil from Syria or of Syrian crude from third parties.

In 2010, a non-operated and non-controlled Brazilian biofuels joint venture in which BP then had an equity interest sold approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in sugar cane by-products to a non-sanctioned counterparty, of which the ultimate destination was Syria.  No subsequent purchases in or sales to Syria have been made. In 2011, BP purchased a cargo of naphtha for $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] from a non-sanctioned counterparty, which was loaded in Syria.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-5-

BP has registered certain of its patents and trademarks in Syria and paid approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010, $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2011 for IP registration services. No such registration payments were made in 2012 or the six months ended 30 June 2013. Additionally, BP received royalty payments of approximately $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2010 and $[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in 2012 from Syrian distributors [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] and [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

No other payments have been made to the government of Syria, and no other technologies, equipment, services or products have been provided to Syria.

2.
Please discuss the materiality of your contacts with Syria, Sudan and Cuba and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:
Purchases and sales attributable to BP’s contacts with Cuba represented 0.004% and 0.006% of BP group’s total purchases and total sales and other operating revenues, respectively, for the fiscal year ended 31 December 2012. BP has no assets in Cuba and our investment in the lubricants JV in Cuba is held at a book value of zero on the group balance sheet.

BP makes no purchases and has no sales, other operating revenues or assets within Sudan or otherwise attributable to Sudan contacts, aside from the sales of aviation fuel described above.

Sales of aviation fuel attributable to UAE-incorporated resellers that are owned wholly or partly by Syrian nationals represented 0.005% of BP group’s total sales and other operating revenues for the fiscal year ended 31 December 2012.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-6-

BP makes no purchases and has no sales, other operating revenues or assets within Syria or otherwise attributable to Syrian contacts, aside from the sales of aviation fuel described above.

Finally, as noted in the 2012 Form 20-F, BP has equity interests in non-operated joint ventures with air fuel sellers, resellers and fuel delivery services around the world.  From time to time, the joint venture operator may sell or deliver fuel to airlines from sanctioned countries without BP’s knowledge or consent.

From a quantitative point of view, and taking into account the size and diversity of the overall operations of BP, we do not believe that BP’s operations in sanctioned countries are material to BP or pose any material risk for its security holders.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that BP has business interests with countries that the US Government has designated a sponsor of terrorism and that currently are subject to US and/or EU economic sanctions. We have also noted the adoption and potential adoption of legislation by certain US states and the internal policies of certain US institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries. In addition, we have considered, for the purpose of our materiality analysis, that the Cuban government, and entities controlled by the Cuban government, may receive payments pursuant to the commercial arrangements related to BP’s operations.

In light of the immateriality of our limited contacts with Syria, Sudan and Cuba, which were entered into in the ordinary course of business, and the reduction or cessation of certain activities as noted above, we believe that our existing security holders and potential new investors would not consider that these activities adversely affect, or could adversely affect, our reputation or share value. We believe that reasonable investors making an investment decision expect us to continue providing complete and accurate disclosure on the development of our material activities in certain states identified as state sponsors of terrorism by the US Department of State. In our opinion this is fully accomplished in our 2012 Form 20-F.

We monitor our activities with sanctioned countries to ensure compliance with applicable laws and regulations of the US, the EU and other countries or regions where BP operates. We are continuing to monitor our activities with sanctioned countries in order to, as appropriate, convey any potential material risk to our security holders.

Safety, page 46

3.
We note your disclosure at page 47 that Duane Wilson’s five-year board appointment as independent expert ended in May 2012 and at page 123 that, in his final report, Mr. Wilson “discussed work remaining to be completed and areas requiring special emphasis.”  If material, please expand your disclosure to identify in your annual report all of the areas that the independent expert believed warranted further work or required special emphasis. If you determine that such areas are not material and therefore determine not to disclose them, please ensure that your disclosure clearly indicates that you have not included in your filing a complete list of all the areas that the independent expert believed warranted further work or required special emphasis. In this regard, we refer to comment 6 in our letter dated September 24, 2010 and your response in your letter dated October 8, 2010.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-7-

Response:
L. Duane Wilson was appointed in 2007 by the BP board of directors as an Independent Expert (“IE”) to provide an objective assessment of BP’s progress in implementing the recommendations (the “Recommendations”) of the BP US Refineries Safety Review Panel report issued in 2007 (the “Panel Report”).  In our Form 20-F for the fiscal year ended 31 December 2011, we indicated that Mr. Wilson was expected to deliver his fifth and final annual report (the “Final Report”) in April 2012 and that BP would publish the Final Report on BP’s website, consistent with our publication of prior reports by Mr. Wilson.  We made the Final Report publicly available on BP’s website from April 2012 to March 2013.

The Final Report stated that the “cumulative change during the five years since the Recommendations has been significant,” and that “BP remains committed to [transforming the company into an industry leader in process safety] and continues to devote substantial resources to implementing the Recommendations fully.”  It concluded:

“In summary, in the five years since the [Panel] Report was published, BP leadership and employees at all levels have diligently pursued implementation of the Recommendations. Risks are better understood and have been significantly reduced. Most importantly, process safety performance has improved over the five years. The progress made in implementing the Recommendations is generally at, or in some cases exceeds, the level expected for a program of this magnitude and complexity. Although BP has more work to do to become an industry leader in process safety, the IE believes the Company is on the right path [emphasis added].”

In addition to summarizing BP’s progress and accomplishments in implementing the Recommendations, Mr. Wilson identified in the Final Report certain areas on which BP should continue to work if BP is to completely achieve the goal of transforming the company into an industry leader in process safety.  Mr. Wilson noted that for some of the Recommendations, “the work is essentially complete while for others the work by necessity requires multi-year programs that are continuing.  Some recommendations, such as strengthening the culture, will always require attention.”  We did not believe that any of these areas requiring further work were indicative of material deficiencies, or to require material changes in BP’s conduct; and all of these areas were areas in which BP had already made significant progress since 2007.  In addition, in the period between the publication of the Final Report in April 2012 and the publication of the 2012 Form 20-F in March 2013, BP continued to take action to implement the Panel recommendations, including in the areas mentioned by Mr. Wilson in the Final Report.

After considering the Final Report, we determined that no material issues were raised by the Final Report that warranted disclosure in the 2012 Form 20-F.  Furthermore since we believe there were no material issues identified in Mr. Wilson’s final report, we do not consider it was necessary to make any further disclosure about the report in the Form 20-F.  The areas identified by Mr. Wilson as warranting further work to become a recognized industry leader in process safety management were in the nature of long-term activities and on-going performance considerations, work which BP is already focusing on and will need to do so continuously.  As noted above and disclosed in the 2011 Form 20-F, the Final Report was made public on BP’s website when it was issued in April 2012.

We note that the disclosure in the 2012 Form 20-F about Mr. Wilson’s Final Report was included in the report by the chairman of BP’s Safety, Ethics and Environment Assurance Committee (the “SEEAC”).  The SEEAC is responsible for monitoring and providing constructive challenge to management in its drive for safe and reliable operations, which includes monitoring the implementation of the Recommendations.  While we determined, as stated above, that further disclosure about the contents of the Final Report was not material to investors, we believe it was appropriate for the SEEAC to report about its activities during the year, which in 2012 included its engagement with Mr. Wilson.

BP HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83	-8-

*****

We acknowledge that BP is responsible for the adequacy and accuracy of the disclosure in its 2012 Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to BP’s 2012 Form 20-F, and that BP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you and the Staff at your convenience either by telephone or in person.

Very truly yours,

/s/ Dr B. Gilvary
Dr B. Gilvary

cc:	K.A. Campbell (Sullivan & Cromwell LLP)